UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 14, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Horizon Therapeutics plc

File No. 001-35238 - CF#35378

Horizon Therapeutics plc submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2017 as amended on September 28, 2017.

Based on representations by Horizon Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.3   through July 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support